Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazer.Klein@srz.com

January 30, 2023

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:

The Walt Disney Company

PRRN14A

Filed January 27, 2023 by

Trian Fund Management GP, LLC; Trian Partners, L.P.; Trian Partners Master Fund, L.P.; Trian Partners Parallel Fund I, L.P.; Trian Partners Fund (Sub)-G, L.P.; Trian Partners Strategic Investment Fund-A, L.P.; Trian Partners Strategic Investment Fund-N, L.P.; Trian Partners Strategic Fund-G II, L.P.; Trian Partners Strategic Fund-G III, L.P.; Trian Partners Strategic Fund-K, L.P.; Trian Partners Co-Investment Opportunities Fund, Ltd.; Nelson Peltz; Peter W. May; Edward P. Garden and Matthew Peltz

File No. 001-38842

Dear Ms. Chalk:

On behalf of Trian Fund Management, L.P. and its affiliates (collectively, “Trian”) and the other filing persons (together with Trian, the “Filing Persons”) we are responding to your letter dated January 30, 2023 (“SEC Comment Letter”) in connection with the revised Preliminary Proxy Statement on Schedule 14A filed on January 27, 2023 (the “Second Revised Preliminary Proxy Statement”) with respect to The Walt Disney Company (“Disney” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics in the order in which they were listed, and are followed by our respective responses.

Concurrently with this letter, Trian is delivering to your attention a third revised Preliminary Proxy Statement on Schedule 14A (the “Third Revised Proxy Statement”) and intends to file the Third Revised Proxy Statement with the SEC on EDGAR as of January 31, 2023. The Third Revised Proxy Statement reflects revisions made to the Second Revised Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Second Revised Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Third Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Third Revised Proxy Statement.

PRRN14A filed January 27, 2023

Trian Alternate Nominee, page 4

1)	We note the disclosure in the revised proxy statements and in your response to our prior comment 2 in your response letter dated January 27, 2023. Please note that in our view, Rule 14a-9 requires you to file and disseminate revised proxy materials promptly if Trian makes a determination to substitute Matthew Peltz for Nelson Peltz. In our view, failure to promptly disclose an actual decision to make a substitution under the circumstances present here would represent a material omission.

The Filing Persons note the Staff’s position and advise the Staff that should a determination be made to substitute Matthew Peltz for Nelson Peltz, the Filing Persons will consult with the Staff and, as necessary based on Staff input, promptly file and disseminate revised proxy materials to comply with Rule 14a-9.

Proxy Information, page 24

2)	We note the following disclosure which appears in several places in the second proxy statement filed on January 27, 2023:

- “If you sign, do not mark and return a BLUE voting instruction form to Broadridge, Trian believes that Broadridge will not vote your shares so as to create the effect of a ‘WITHHOLD’ vote on all of the nominees.”

- “However, if you vote for more than eleven nominees on a BLUE voting instruction form returned directly to Broadridge, Trian believes that Broadridge may invalidate all your votes on Proposal 1 and your votes on Proposal 1 may not be counted.”

The proxy statement should be clear on the treatment of over voted and signed but unmarked voting instruction forms. Please revise to remove the qualifying language above, after discussing with all necessary third parties to ensure accuracy.

The Filing Persons note the comment of the Staff and advise the Staff that the proxy solicitor for the Filing Persons has informed the Filing Persons that Broadridge Financial Solutions (“Broadridge”) intends to treat each of signed, unmarked blue voting instruction forms and over-voted blue voting instruction forms as follows:

i.	Broadridge will not vote the shares represented by signed, unmarked blue voting instruction forms returned to Broadridge, which will result in a “withhold” vote on all of the nominees.

ii.	Broadridge will invalidate over-voted blue voting instruction forms returned to Broadridge.

The Filing Persons have revised the relevant disclosures in the Third Revised Proxy Statement to make this clarification.

General

3)	We note the various references to Rule 14a-4(c)(1), which would appear to be inappropriate, given that 14a-4(c)(1) relates to the use of discretionary authority by registrants. Please revise, or advise.

The Filing Persons note the comment of the Staff and have replaced references to Rule 14a-4(c)(1) with references to Rule 14a-4(c)(3) in the Third Revised Proxy Statement.

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein